UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


[redacted]

04053497

December 14, 2004

BEST AVAILABLE COPY

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/14/2004

Re: Exxon Mobil Corporation
Incoming letter dated November 4, 2004

Dear Mr. Parsons:

This is in response to your letter dated November 4, 2004 concerning the shareholder proposal submitted to ExxonMobil by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-27[illegible]



34088

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

ExxonMobil

November 4, 2004

RECEIVED
2004 NOV -5 PM 4:37

**VIA Network Courier**
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Votes Against Directors

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Robert D. Morse and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponent failed to attend last year's meeting.

Enclosed as Exhibit 2 is a copy of a shareholder proposal submitted by Mr. Morse for ExxonMobil's 2004 annual meeting, held on May 26, 2004. The proposal was included in our 2004 proxy material. However, as Mr. Morse confirms in his letter dated September 3, 2004 (included in Exhibit 1), neither Mr. Morse nor his representative attended the 2004 annual meeting to present the proposal.[1]

In telephone conversations with ExxonMobil staff several days before the 2004 meeting, Mr. Morse indicated that he would be unable to attend the meeting due to his wife's medical condition.[2] He reiterates this point in his latest correspondence, and also generally objects to the attendance requirement of Rule 14a-8.

[1] In fairness to shareholders who voted on the proposal, and to track shareholder support for purposes of Rule 14a-8(i)(12), ExxonMobil's Secretary introduced the proposal at the meeting so that the votes cast could be recorded. However, our Secretary explicitly did not act as Mr. Morse's representative for this purpose.

[2] Mr. Morse states in his correspondence that, should ExxonMobil seek to omit his proposal from our proxy material, he intends to provide "printouts of Medical records to your Company and SEC" [sic]. We are not

Rule 14a-8 addresses situations in which a proponent is unable to attend a meeting in person by allowing a proposal to be presented by the proponent's duly authorized representative. Mr. Morse had adequate opportunity to arrange for a representative but failed to do so. By way of explanation, Mr. Morse notes in his September 3 letter that "the supply of possible attendees names and addresses is very limited". This does not constitute "good cause" within the meaning of Rule 14a-8(h)(3) and therefore Mr. Morse's proposal for the 2005 annual meeting may be omitted under that provision.

We respectfully request that the staff specifically confirm in its response that Mr. Morse will not be eligible to submit a shareholder proposal for ExxonMobil's 2006 annual meeting and that any proposal submitted by Mr. Morse for such meeting may be omitted without the need for further correspondence with the staff. See IDACORP, Inc. (available October 21, 2004) (where proponent failed to attend 2004 annual meeting, staff response "will also apply to any future submissions ... by the same proponent with respect to any shareholder meetings during calendar year 2005 and calendar year 2006").

Proposal would cause ExxonMobil to violate the proxy rules.

Mr. Morse's current proposal asks ExxonMobil to revise its proxy material to provide for votes "against" director candidates. This same proposal was included in a submission made by Mr. Morse for ExxonMobil's 2002 annual meeting. The staff concurred that Mr. Morse's 2002 proposal on this point could be excluded from ExxonMobil's proxy material under Rule 14a-8(i)(2). See Exxon Mobil Corporation (available March 28, 2002) (granting request for reconsideration). The staff noted that ExxonMobil's governing instruments do not opt out of plurality voting otherwise specified for elections of directors under New Jersey law and that implementing the proposal would therefore result in ExxonMobil's proxy materials being false or misleading under Rule 14a-9.[3] Accordingly, should the staff not concur with the omission of Mr. Morse's current proposal under Rule 14a-8(h), the proposal may be omitted under Rule 14a-8(i)(2) on the same basis as the 2002 proposal.

We will be happy to provide additional briefing on this issue should the staff require it, including an opinion from outside New Jersey counsel confirming the continued applicability of the opinion rendered in support of our successful 2002 no-action letter request on this subject.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

---

questioning the accuracy of Mr. Morse's statements about his wife's health. There is thus no need for him to introduce personal medical information into the staff's consideration of this request and we urge him not to do so.

[3] Including "against" as a voting choice in the election of directors would mislead shareholders to believe that such a vote could affect the outcome of the election, when in fact an "against" vote would have no legal effect in the election of directors.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Morse.

Sincerely,

JEP/clh
Enclosures

**Distribution List for 2004 ExxonMobil Shareholder Proposal**
**Regarding Votes Against Directors**

Proponent:
Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

RECEIVED
AUG 26 2004
H. H. HUBBLE

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
ExxonMobil Corporation
5959 Las Calinas Blvd.
Irving, TX 75039-2298

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse
Robert D. Morse

SHAREHOLDER RELATIONS

AUG 27 2004

NO. OF SHARES 5,300
DISTRIBUTION: HHH; DGH; SMD; FLR; REG; LKB

These rhymes are for stress relief.
Not part of the presentation.

## ODE TO EVELYN DAVIS

### EXPRESS YOURSELF

To express yourself, and be understood,
Place your words neatly, like stacking wood.
Train your thoughts in proper sequence,
And you can produce a useful sentence.
Station yourself where listeners see your face,
Speak up clearly, so your proposal they'll embrace.
The words will roll smoothly, you are on track,
It is possible Management welcomes you back.
In no time at all, you have exhausted three minutes,
But the Chairman will rail, if you pass the limits.
He will then want, to blow the whistle,
And your remaining words stick like a thistle.

Robert Dennis Morse
3-28-04

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
ExxonMobil Corporation
5959 Las Calinas Boulevard
Irving, TX 75039-2298

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse
Robert D Morse

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

**Henry H. Hubble**
Vice President, Investor Relations
and Secretary

**ExxonMobil**

September 1, 2004

**VIA UPS - OVERNIGHT DELIVERY**

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

We received the proposal concerning proxy card language that you have submitted in connection with ExxonMobil's 2005 annual meeting of shareholders.

As you know, the shareholder proposal you submitted last year was included in the proxy statement for our 2004 annual meeting of shareholders. However, neither you nor a qualified representative appeared to present your proposal at that meeting. In accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (copy enclosed), we are therefore permitted to exclude all of your proposals from our proxy materials for our 2005 and 2006 meetings. See Paragraph (h) (Question 8) of Rule 14a-8.

Since you are not eligible to submit a proposal for this year's meeting, we ask that, in the best interest of all shareholders, you withdraw your proposal and save the company the time and effort of the formal SEC no-action letter process.

To withdraw this proposal, simply sign the enclosed response and mail it to me at the address listed on the enclosed stamped return envelope.

Sincerely,

Enclosures

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

I, Robert D. Morse, hereby withdraw my shareholder proposal concerning proxy card language, which I have submitted to Exxon Mobil Corporation in connection with their 2005 annual meeting of shareholders.

Sincerely,

Robert D. Morse

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## SHAREHOLDER PROPOSALS

## RULE 14a.8

### Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

**(a) Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

**(c) Question 3: How many proposals may I submit?**
**Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.**

**(d) Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

**(e) Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

*(2) Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

*(3) Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

*(4) Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

*(5) Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

*(6) Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

*(7) Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

*(9) Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

*(10) Substantially Implemented:* If the company has already substantially implemented the proposal;

*(11) Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

*(12) Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.





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| | |
|---|---|
| **Status:** | Delivered |
| **Delivered on:** | Sep 2, 2004 9:12 A.M. |
| **Location:** | FRONT DOOR |
| **Delivered to:** | MOORESTOWN, NJ, US |
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DG4

RECEIVED
SEP 08 2004
H. H. HUBBLE

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 3, 2004

Henry H. Hubble, VP Investor Relations
ExxonMobil Corporation
5959 Las Calinas Blvd.
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL

SEP 0 8 2004

NO. OF SHARES 5,300
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Dear Mr. Hubble:

Thank you for the prompt response.

My application letter noted that my wife had a mild heart attack, which occurred just at the end of the year 2003, requiring overnight in Virtua Memorial Hospital, Mt. Holly, NJ, and then transfer to Deborah [heart] Hospital, in Browns Mills NJ for three days of treatment. Since then I have paid close attention to her intake of medicines, now up to 10 pills per day, plus supplementary pills. I also have driven her to her own physician, and a heart doctor, foot doctor and a blood circulatory physician. Therefore, I could not attend the 2004 Meeting. Neither did I obtain a volunteer to attend and submit, the supply of possible attendees names and addresses is very limited.

I still protest to the SEC that the Rule 14a-8 is discriminatory in that it imposes costs of a flight and hotel stay on an individual, while corporate money is spent on management's entourage to attend, and the usual {about 3 minute time limit to present] is not cost effective to make a repetitive presentation in person. I am usually advised of Federal Court availability to remedy.

I have received many copies of the SEC Rules through the years. Page 4 of 7 sheets covers your claim. Everyone, including the National Paperwork Reduction Act posted on Internet, [36 pages available for printout ! ] seems to waste paper. My suggestion to SEC to cut filings from 6 to max of 3 is ignored.

If you file request to delete, I will provide printouts of Medical records to your Company and SEC. When mentioned to an acquaintance, he suggests: "Why should they not just go ahead and print the Proposal, it doesn't get very many votes ! "

The report filed of Mr. Raymond's remuneration contains no statement that he located a new source of oil to earn such a sum, nor did he state to the Directors: "Gee, thanks for the honor, but you gave me enough to last a lifetime last year !, lets give that amount to the share-owners".

Sincerely,
Robert D. Morse

Enclosures: Exhibits, rhymes for stress relief.

EH/B/13/17

# THE PAPERWORK REDUCTION ACT

The following is a copy of the Paperwork Reduction Act of 1995.

FILE s244.enr

S.244--

S.244

One Hundred Fourth Congress of the United States of America

AT THE FIRST SESSION

Begun and held at the City of Washington on Wednesday, the fourth day of January, one thousand nine hundred and ninety-five An Act To further the goals of the Paperwork Reduction Act to have Federal agencies become more responsible and publicly accountable for reducing the burden of Federal paperwork on the public, and for other purposes.

Be it enacted by the Senate and House of Representatives of the United States of America in Congress assembled,

SECTION 1. SHORT TITLE.

This Act may be cited as the `Paperwork Reduction Act of 1995'.

SEC. 2. COORDINATION OF FEDERAL INFORMATION POLICY.

Chapter 35 of title 44, United States Code, is amended to read as follows:

`CHAPTER 35--COORDINATION OF FEDERAL INFORMATION POLICY

`Sec.

`3501. Purposes.

`3502. Definitions.

`3503. Office of Information and Regulatory Affairs.

`3504. Authority and functions of Director.

`3505. Assignment of tasks and deadlines.

`3506. Federal agency responsibilities.

`3507. Public information collection activities; submission to

EXHIBIT



SEC FILINGS

# Exxon Mobil CEO takes home $28 mln

## Also: Universal Health forgives $7.2 mln loan to CEO

*By Leticia Williams, CBS.MarketWatch.com*
*Last Update: 5:49 PM ET April 14, 2004*

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**WASHINGTON (CBS.MW) – Exxon Mobil Chief Executive Lee Raymond's compe package for fiscal 2003 amounted to $28 million, including a restricted stock aw estimated $17.9 million.**

Raymond's salary for the year was $3.25 million, unchanged from the year before, according to the company's (XOM: news, chart, profile) annual proxy statement filed Wednesday with regulators.

Meanwhile, his bonus increased to $3.56 million, a 65 percent increase over his bonus in 2002. In addition, he was given a $2.7 million payout under the firm's long-term incentive program and about $350,000 in other compensation, the filing said.

Separately, Raymond exercised 756,608 stock options for a $15.9 million gain. Shares closed at $43.30, up 48 cents.

### Universal Health forgives chairman's loan

Universal Health Services forgave a $7.4 million loan to Chairman Alan Miller, according to a regulatory filing Wednesday.

Miller was granted the loan by Universal Health (UHS: news, chart, profile) in 2002 to cover income tax liabilities associated with options exercised during the year. The company has since discontinued the loan program.

Terms of the loan allowed for the principal to be forgiven after three years, as long as the employee still worked at the company,

## ODE TO MARION ATKINSON

These rhymes are for stress relief.
Not part of the presentation.

### DO YOU NOW ?

Do you now, look like your Mother ?
I desire that, more than any other.
Your Mother and friends stopped by one day,
But that wasn't the best time to say:
"Marion would be first choice of mine !"
Maybe her response: "Well, that's just fine !"
Her complexion and smile were so nice,
Believe you me, I needn't think twice.
When I was young, I was just too shy,
Therefore opportunity passed me by.

Robert Dennis Morse
7-3-04 8:25AM

### "WHERE THERE'S SMOKE—"

"Where there's smoke, there's fire."
Another cliché that causes my ire.
Since most times a fire causes the smoke,
Alternately, the smoke proceeds to provoke
An outbreak of flames, as internal heat
Builds the fire, and I burn up in defeat.

### UNCANNY

Some things I jot down seem quite uncanny,
They occur as I arise, then I move my fanny
I'm off to the kitchen, as thoughts most dear
Suddenly come alive, as words appear.
I pick up paper and pen, write thoughts in sequence,
And lo; and behold, I have created a sentence.

### DESIRE. TWO

"Id give my right arm !"
What kind of person would cause self-harm ?
Can you imagine such a stupid statement ?
Fortunately, time has caused abatement.
I am observant of old clichés,
And that they don't mean what they says !.

Robert Dennis Morse

ODE TO POETS

These rhymes are for stress relief.
Not part of the presentation.

I awoke this morning, before 7:30 AM
This is to show you what I am:
A writer of rhymes, which occur as a gift:
The words come to me clearly, not in a mist.
Just upon waking, the meet came to mind,
Don"t you dare judge my thinking unkind:
"Should the ribboned medallion be worn as a thong ?
"And isn't that really, where it should belong ?"
As attendees gather and move about,
The bouncing movement should cause a shout:
"I'm so aroused to be here this day,
My poem is finally having its say !"

HOW COME? HOKUM

I am not always observant, but finally found
More information on which I expound:
When I hear someone ask: "Where is it AT ?",
I feel like jumping up from where I just sat;
Exclaiming: "I have the right answer for you !,
Its at the same place it disappeared TO !"

WHEAT – THIN
{Communion Wafers}

It is not wrongful to comply
By using a solution that is sly:
Just pick up a steel, or quill pen,
A container of food coloring, and then
Print the word "Wheat" on a rice wafer,
Pressing lightly, to be safer.
Next, of course, I have a hunch,
One may pick up a paper punch,
Using it gently, make a hole quite neat,
And the result ? You have hole wheat !

Robert Dennis Morse

brought to the Board's attention. However, as provided in our Corporate Governance Guidelines, any director may request the inclusion of specific agenda items for Board meetings.

The supporting statement for the proposal specifically implies that, by serving as Chairman, the CEO participates in his own performance evaluation. This is false. At ExxonMobil, the CEO's performance is evaluated solely by the independent directors meeting outside the presence of the CEO or any other Company employee. Performance feedback is provided to the CEO by the Chair of the Compensation Committee.

The Board retains the authority to separate the offices of Chairman and CEO if it deems such a change appropriate. However, at present the Board believes the rotational presiding director structure described above effectively meets the concerns expressed by the shareholder proposal and that implementing the proposal would reduce Board effectiveness.

## SHAREHOLDER PROPOSAL: EXECUTIVE COMPENSATION (Item 8 on the proxy card)

This proposal was submitted by Mr. Robert D. Morse, 212 Highland Avenue, Moorestown, New Jersey 08057-2717.

"Management and Directors are requested to consider discontinuing all rights, options, SAR's and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500,000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial 'Remuneration' entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily 'align shareowner/management relations', with any gain to the shareowners. Think about it! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal."

**The Board recommends you vote AGAINST this proposal for the following reasons:**

- It is not legal to discontinue all "rights" that an executive might have, which could be read to include rights under employment and other laws.
- No executive in ExxonMobil has an "employment contract" that provides compensation assurances.
- There is no formal severance payment program for the "top 5 of Management" or any other executive.
- As stated in the Compensation Committee report, stock-based incentive awards are granted to maintain the business focus of senior executives on achieving superior long-term corporate performance to enhance shareholder value.
- Stock-based incentive awards are also intended to reward and retain selected employees and to align their interests with the interests of shareholders.
- The proposed resolution to disallow certain incentive awards would make it more difficult to align executive interests with the interests of shareholders and would place the Corporation at a significant competitive disadvantage with other companies for executive talent.

Incentive awards make up a substantial component of senior executives' potential compensation dependent upon increased shareholder return through stock ownership. The incentive program helps align total pay with that of competition; it recognizes increasing levels of responsibility; and it rewards high levels of individual and corporate performance. Of critical importance, the incentive program aligns the focus and emphasis of executives with the long investment lead times of the business. The incentive program is designed to retain the management talent needed to maintain our position of leadership in the industry.

The Board does not support this proposal as it will limit the ability to retain the key individuals needed to maintain the Corporation's long-term competitive advantage.

## SHAREHOLDER PROPOSAL: EQUITY COMPENSATION REPORT (Item 9 on the proxy card)

This proposal was submitted by Ms. Jennifer Ladd, 245 Main Street, #207, Northampton, Massachusetts 01060, as lead proponent of a filing group.

"WHEREAS,

Commendably, ExxonMobil is one of hundreds of large companies to publish a diversity report, including its EEO-1 workforce diversity data, that allows shareholders and other interested parties to see the Company's progress in creating opportunities for women and people of color.

Employee discrimination suits are on the rise nationwide. These suits are costly to companies and risk damage to a company's reputation. For example, Coca-Cola settled one of the nation's largest racial discrimination suits for $192 million in 2000.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 14, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Exxon Mobil Corporation
Incoming letter dated November 4, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(h)(3). We note your representation that ExxonMobil included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to ExxonMobil by the same proponent with respect to an annual meeting held during calendar year 2006. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Mark F. Vilardo
Special Counsel